Exhibit 1.01

NETSCOUT SYSTEMS, INC.

Conflict Minerals Report

For the Reporting Period from January 1, 2022 to December 31, 2022

Introduction

This Conflict Minerals Report (“Report”) of NetScout Systems, Inc. (“NETSCOUT” or the “Company”) has been prepared pursuant to Rule 13p-1 (the “Rule”) promulgated by the Securities and Exchange Commission (“SEC”) under the Securities Exchange Act of 1934 for the reporting period January 1, 2022 to December 31, 2022 (the “Reporting Period”).

The Rule requires certain disclosures from public companies that manufacture (or contract to manufacture) products containing certain minerals that are necessary to the functionality or production of their products. The Rule defines Conflict Minerals as (A) cassiterite, columbite-tantalite (coltan), gold, wolframite, and their derivatives, which are limited to tin, tungsten, tantalum, and gold (collectively, “3TG” or “Conflict Minerals”); or (B) any other mineral or its derivatives determined by the Secretary of State to be financing conflict in the Covered Countries (as defined below).

The Rule focuses on Conflict Minerals from the Democratic Republic of Congo (“DRC”) and nine adjoining countries (together, the “Covered Countries”). If, after conducting a good faith reasonable country-of-origin inquiry (“RCOI”), an issuer has reason to believe that any of the Conflict Minerals in its products may have originated in the Covered Countries, or if it is unable to determine the country of origin of those Conflict Minerals, then the issuer must perform due diligence on the Conflict Minerals’ source and chain of custody and submit a Conflict Minerals Report to the SEC that includes a description of those due diligence measures.

This Report is not audited, as Rule 13p-1 and current SEC guidance provide that if the registrant is not declaring products a “DRC Conflict Free,” the Conflict Minerals Report is not subject to an independent private sector audit.

This Report relates to the process undertaken for the Company’s products: (i) for which Conflict Minerals are necessary to their functionality or production; (ii) that were manufactured, or contracted to be manufactured, by the Company; and (iii) for which the manufacture was completed during calendar year 2022.

Executive Summary

NETSCOUT performed a RCOI on suppliers believed to provide the Company with materials or components containing Conflict Minerals necessary to the functionality or production of NETSCOUT’s products. As a result of its RCOI and due diligence measures, the Company has identified four hundred fifty-two (452) smelters or refiners (SORs) as potentially processing the Conflict Minerals provided by its suppliers. The Company’s due diligence review indicated that 228 of these SORs have been audited under, and are recognized as “conformant” with, the Responsible Minerals Assurance Process assessment protocols (RMAP) of the Responsible Minerals Initiative (RMI), with an additional seven (7) pursuing their RMAP assessment. From the responses received, the Company identified three (3) SORs that were either sourcing, or the Company had reason to believe may be sourcing, from the Covered Countries. The Company’s due diligence review indicated that one of these SORs is RMAP conformant. For the remaining two SORs that are not currently RMAP conformant or actively pursuing their RMAP assessment, the Company undertook a risk mitigation process.

Company Overview

NETSCOUT assures digital business services against disruptions in availability, performance, and security. Our market and technology leadership stems from combining our patented smart data technology with smart analytics. We provide real-time, pervasive visibility, and insights customers need to accelerate and secure their digital transformation. Our approach transforms the way organizations plan, deliver, integrate, test, and deploy services and applications. All of the Company’s hardware products, including our InfiniStreamNG (ISNG) network monitoring appliances, nGenius service assurance products, Omnis™ network security products, and Arbor™ DDoS protection products, are “in scope” for the purposes of the Reporting Period and are referred to in this Report collectively as the “Covered Products.”

We conducted an analysis of NETSCOUT products and found that some quantity of 3TG, necessary to the products’ functionality or production, are found in all NETSCOUT hardware products.

Conflict Minerals Report

This Report relates to all of the Covered Products that were manufactured in the Reporting Period. We have been unable to conclusively determine countries of origin of the 3TG those products contain, or to conclusively determine the extent to which they came from recycled or scrap sources; the facilities used to process them; or their mine or location of origin. Most of our suppliers reported at broad levels, often declaring the scope of their Conflict Minerals Reporting Template (“CMRT”) as “company-wide,” not at the level of products provided to us.

This Report describes our RCOI efforts, the due diligence measures we took on the 3TG source and chain of custody, the results of our due diligence efforts, expected risk assessment and mitigation steps.

Reasonable Country of Origin Inquiry (RCOI)

The Company’s supply chain with respect to its products is complex, and its manufacturing process is significantly removed from the mining, smelting and refining of Conflict Minerals. In this regard, the Company does not purchase Conflict Minerals directly from mines or SORs, and there are many parties in the supply chain between the ultimate manufacture of the Covered Products and the original sources of the Conflict Minerals. Moreover, the Company believes that the SORs of the Conflict Minerals are best situated to identify the sources of Conflict Minerals and, therefore, has taken steps to identify the applicable SORs of Conflict Minerals in the Company’s supply chain. However, tracing these minerals to their sources is a challenge that requires the Company to rely on its suppliers in its efforts to achieve supply chain transparency, including obtaining information regarding the origin of the Conflict Minerals. The information provided by suppliers may be inaccurate or incomplete or subject to other irregularities. In addition, because of the Company’s location within the supply chain in relation to the actual extraction and transport of Conflict Minerals, its ability to verify the accuracy of information reported by suppliers is limited.

To determine whether any of the Conflict Minerals that were necessary to the functionality or production of its products originated in the Covered Countries and whether any of the Conflict Minerals may be from recycled or scrap sources, the Company first identified suppliers and SORs in its supply chain by performing the following activities:

1.	Identify relevant suppliers.

As a downstream company, the Company’s supply chain is quite diverse. Therefore, the Company used the following methods to identify the relevant suppliers that contribute 3TG to the Covered Products:

•	Identified the products that we manufactured or contracted to manufacture for customers during the Reporting Period.

•	Identified those products that contain 3TG by reference to bills of material and product composition data.

•	Identified relevant purchased materials for those products.

•	Identified suppliers of the relevant purchased materials.

2.	Request information from relevant suppliers.

To identify SORs in the supply chain, the Provider contacted each relevant supplier on behalf of the Company and requested that it complete the industry standard Conflict Minerals Reporting Template (“CMRT”) developed by the RMI, including smelter and refiner information.

The Company received current, completed CMRT forms from 81% of the suppliers contacted.

3.	Review information provided by relevant suppliers.

The Company used the following methods to assess the suppliers’ responses:

•	The Provider reviewed supplier responses for accuracy and completeness.

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The Provider verified whether the metals processors identified by each supplier on its CMRT are actually SORs or recyclers of conflict minerals (“valid SORs”) by comparing the facilities reported by suppliers to the RMI’s Standard Smelter List.

•	The Provider followed up with all unresponsive suppliers through email communication.

•	The Provider amalgamated all supplier-identified SORs into a single list of unique SORs with a unique Smelter ID given to the entity by RMI.

•	The Provider reviewed the final list of valid SORs.

The Company’s suppliers that responded to its inquiry identified 452 unique, valid SORs that were potentially in the Company’s supply chain.

4.	Determine country of origin.

The Provider researched and reviewed mine information for all valid SORs in an effort to determine the country of origin of the minerals processed.

Based on the RCOI, the Company had reason to believe that some of the 3TG used in the Covered Products during the Reporting Period may have originated from the Covered Countries. Therefore, in accordance with the Rule, the Company performed due diligence on the source and chain of custody of the 3TG used in the manufacture of the Covered Products.

Conflict Minerals Due Diligence Program Design

The Company’s due diligence measures have been designed to conform, in all material respects, to the framework in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition, including the related supplements on gold, tin, tantalum and tungsten (the “OECD Due Diligence Guidance”), consistent with the Company’s position as a downstream company.

Establish Strong Company Management Systems

To support the execution of the conflict minerals program, the Company established a management system that includes the following elements:

•	Conflict Minerals Policy

The Company has established and implemented a Policy on Conflict Minerals (the “Company Policy”) in the Company’s supply chain.

This Company Policy is publicly available via the Company’s website at http://www.netscout.com/company/about-netscout/corporate-responsibility/conflict-minerals/.

The Company Policy is communicated directly to our tier 1 direct suppliers as part of the Company’s supplier qualification process.

•	Internal management structure to support supply chain due diligence.

The Company has established and maintains an internal, cross-functional team to support supply chain due diligence.

The Company has appointed to the team a member of the senior staff that it believes has the necessary competence, knowledge, and experience to oversee supply chain due diligence.

The Company has applied the resources that it believes are necessary to support the operation and monitoring of these processes, including internal resources and external consulting support. The Company utilized a third-party service provider, ComplianceXL (the “Provider”), to assist in supplier outreach and in due diligence procedures.

The team periodically communicates the status of its efforts to senior management.

•	A system of controls and transparency over the conflict minerals supply chain.

The Company established and implemented a process to engage relevant suppliers and request information, including information gathered by those suppliers about the SORs identified in their own supply chains.

The Company collects and retains the necessary information supportive of the Company’s implementation framework, as well as to provide information necessary to meet legal reporting requirements. support the Company’s Conflict Minerals inquiry and reporting. Details on the Company’s supply chain data gathering are included in the RCOI and Due Diligence sections of this Report.

•	Strengthened engagement with suppliers.

The Company and the Provider directly engaged suppliers during the RCOI process via email.

The Company and the Provider reviewed supplier responses as part of the RCOI process and due diligence.

The Company has added requirements for conflict minerals compliance to new supplier contracts and the Company’s supplier code of conduct.

The Company implemented a plan to improve the quantity and quality of supplier and smelter/refiner responses year-over-year.

•	A grievance mechanism.

The Company’s ethics violations reporting system allows employees and third parties to raise, confidentially, concerns with any violations of the Company Policy.

Identify and Assess Risks in the Supply Chain

The Provider followed up with any supplier that did not submit a valid response to the request for a CMRT and encouraged them to provide complete and accurate data via the CMRT. As stated in the Company’s Conflict Minerals Policy and its Vendor Code of Conduct, suppliers are required to exercise due diligence on the source and chain of custody of Conflict Minerals and make their due diligence measures available to the Company upon request.

The Provider provided suppliers with feedback on responses containing errors, inconsistencies or incomplete information and encouraged them to resubmit a valid response.

In 2022 the Company’s suppliers that responded to its inquiry identified 452 unique, valid SORs that were potentially in the Company’s supply chain.

Risks were identified by analyzing data from suppliers that listed mineral processing facilities (SORs) on their CMRT declarations and comparing this information in supplier responses with the list of 3TG processing facilities that received a “conflict-free” designation, produced by the RMAP.

Each facility that meets the RMI definition of a SOR of a Conflict Mineral is assessed according to red flag indicators defined in the OECD Guidance. To determine the level of risk that each smelter posed to the supply chain, the Provider assessed the following criteria:

•	geographic proximity to the Covered Countries,

•	known mineral source country of origin,

•	RMAP audit status,

•	credible evidence of unethical or conflict sourcing, and

•	peer assessments conducted by credible third-party sources.

Design and implement a strategy to respond to risks

Where the Company identified suppliers whom we had reason to believe may be sourcing conflict minerals originating from a SOR in the Covered Countries that has not been audited and recognized as conformant with the RMAP protocols, the Company communicated the risk to a designated member of senior management and sought to mitigate risks associated with these smelters and refiners as described below.

Based on the SOR risk criteria noted above, facilities were identified as high risk SORs – SORs that were reported on a CMRT by one or more of the suppliers surveyed, were not recognized as conformant with the RMAP protocols, and were known to be sourcing, or that the Company had reason to believe may be sourcing, from the Covered Countries.

The Company’s risk mitigation efforts were reported by its internal Conflict Minerals team to the Company’s management in accordance with Step 3A of the OECD Due Diligence Guidance.

The Company’s risk mitigation process included communicating through the Provider with suppliers who were identified to be sourcing 3TG from high risk SORs with the aim of encouraging these SORs to become validated as conformant by RMI’s Responsible Minerals Assurance Process (RMAP) or, if these SORs refuse to participate in the process, remove the SOR from their supply chain. For our suppliers identified to be sourcing from a high risk SOR, the Provider sent the supplier a letter which requested:

(1)	that the supplier confirm whether the identified high risk SOR is in their supply chain and if such materials were in products supplied to the Company,

(2)	that the supplier encourage these SORs to participate in RMI’s RMAP, and

(3)	that if that if a SOR refuses to participate in the RMAP, the supplier should develop a plan to remove the SOR from their supply chain.

Due Diligence Results

The Company is a downstream company and does not do business directly with any SORs. The list of SORs was generated based on information received from our suppliers. Most of the CMRTs received by the Company have included data only at the suppliers’ company level (with information applicable to all of the parts furnished by the respective supplier to all customers) and do not specify which SORs were the source of Conflict Minerals in the particular parts supplied to the Company. As a result, the Company could not reliably identify the SORs used for processing the Conflict Minerals actually included in the particular parts supplied for use in the Company’s Covered Products. Therefore, the Company does not have sufficient information with respect to its products to conclusively determine the country of origin of all of the Conflict Minerals in the Covered Products in the Reporting Period.

As a result of the due diligence measures described above, the Company has identified 452 smelters or refiners as potentially processing the Conflict Minerals provided by its suppliers. Of these 452 SORs, 228 were identified as RMAP conformant, with an additional seven (7) pursuing their RMAP assessment.

The complete lists of identified SORs are available in the Company’s CMRT which can be obtained by sending request to conflictminerals@netscout.com.

From the responses received, the Company identified three (3) SORs that were either sourcing, or the Company had reason to believe may be sourcing, from the Covered Countries, and therefore potentially pose a high risk. The Company’s due diligence review indicated that one of these SORs has been audited under, and is recognized as “conformant” with, the RMAP protocols. For the remaining two SORs that are not currently RMAP conformant or actively pursuing their RMAP assessment, the Company undertook a risk mitigation process. These high-risk SORs are listed in the table below.

Metal	Smelter Name	Smelter Country	Smelter Identification	RMAP Status
Gold	Sudan Gold Refinery	Sudan	CID002567	Non-Conformant
Gold	African Gold Refinery	Uganda	CID003185	Non-Conformant

Carry Out Independent Third-Party Audit of Supply Chain

The Company does not have any direct relationships with SORs that process Conflict Minerals, and it does not perform or direct audits of these entities within its supply chain. As an alternative, the Company has relied upon information collected and provided by independent third-party audit programs, such as the RMAP.

Report Annually on Supply Chain Due Diligence

The Company expects to report annually, as required by the Rule, and has posted this Report on its website.

Steps to Continuously Improve Due Diligence

The Company is taking and expects to continue to take the following steps to improve the due diligence conducted to further mitigate risk that the Conflict Minerals in the Company’s products could directly or indirectly benefit or finance armed groups in the Covered Countries:

a.	Including a conflict minerals clause in all new and renewing supplier contracts;

b.	Continuing to drive the Company’s suppliers to obtain current, accurate and complete information, including in particular, product-level information, about the SORs in their supply chains;

c.	Encouraging suppliers to implement responsible sourcing, including encouraging their smelters and refiners to submit to audits by and to become conformant with the RMAP assessment protocols;

d.	Following up in 2023 on refiners requiring risk mitigation, including verification that the SORs that the Company sought to have removed from its supply chain were removed.

Cautionary Note on Forward-Looking Statements

Forward-looking statements in this Report are made pursuant to the safe harbor provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and other federal securities laws. Investors are cautioned that statements in this Report that are not strictly historical statements, including without limitation, the Company’s intentions and expectations regarding further supplier engagement, due diligence and risk mitigation efforts and strategy, constitute forward-looking statements that involve risks and uncertainties. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” variations of these words, and similar expressions are intended to identify such forward-looking statements. Actual results could differ materially from the forward-looking statements. Risks and uncertainties that could cause actual results to differ include, without limitation, risks and uncertainties associated with the progress of industry and other supply chain transparency and SOR validation programs for Conflict Minerals (including the possibility of inaccurate information, fraud and other irregularities), inadequate supplier education and knowledge, limitations on the ability or willingness of suppliers to provide more accurate, complete and detailed information and limitations on the Company’s ability to verify the accuracy or completeness of any supply chain information provided by suppliers or others.